UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1    )*

SIXTH STREET LENDING PARTNERS

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Joshua Peck

2100 McKinney Avenue, Suite 1500

Dallas, Texas 75201

(469) 621-3001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Person Sixth Street Lending Partners Note Issuer, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,822,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,822,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 65,478,775 common shares of beneficial interest, par value $0.001 per share outstanding as of December 22, 2023, as disclosed by the Issuer to the Reporting Person.

CUSIP No. N/A

1.	Names of Reporting Person TAO Sutton Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,822,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,822,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 65,478,775 common shares of beneficial interest, par value $0.001 per share outstanding as of December 22, 2023, as disclosed by the Issuer to the Reporting Person.

CUSIP No. N/A

1.	Names of Reporting Person TAO Insurance Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,822,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,822,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 65,478,775 common shares of beneficial interest, par value $0.001 per share outstanding as of December 22, 2023, as disclosed by the Issuer to the Reporting Person.

CUSIP No. N/A

1.	Names of Reporting Person A. Michael Muscolino
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,822,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,822,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 65,478,775 common shares of beneficial interest, par value $0.001 per share outstanding as of December 22, 2023, as disclosed by the Issuer to the Reporting Person.

CUSIP No. N/A

1.	Names of Reporting Person Alan Waxman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,822,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,822,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 65,478,775 common shares of beneficial interest, par value $0.001 per share outstanding as of December 22, 2023, as disclosed by the Issuer to the Reporting Person.

Item 1. Security and the Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities Exchange Commission on December 1, 2023 (as amended, the “Schedule 13D”) related to common shares of beneficial interest, par value $0.001 per share (the “Shares”), of Sixth Street Lending Partners, a Delaware statutory trust (the “Issuer”). The address of the principal executive offices of the Issuer is located at 2100 McKinney Avenue, Suite 1500, Dallas, TX 75201.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Subscription Agreement and a capital contribution drawdown notice delivered by the Issuer with respect thereto, on December 22, 2023, Note Issuer purchased 1,136,308 Shares from the Issuer at $28.27 per Share for an aggregate purchase price of $32,123,442.

The source of the funds for the purchase of Shares is the available investment capital of Note Issuer including capital contributions from one or more investors for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 (a-c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculation of the percentage of the Shares beneficially owned is based on 65,478,775 Shares outstanding as of December 22, 2023, as disclosed by the Issuer to the Reporting Persons.

Note Issuer directly holds 4,822,540 Shares. The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Note Issuer is the direct holder of the Shares. Note Issuer is controlled by its members, which are indirectly controlled by TAO Sutton Holdings. TAO Insurance Holdings is the managing member of TAO Sutton Holdings. Mr. Muscolino is the managing member of TAO Insurance Holdings. Pursuant to the limited liability company agreement of TAO Insurance Holdings, Mr. Waxman, as designated member of TAO Insurance Holdings, has the authority to appoint the managing member of TAO Insurance Holdings. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares since the filing of the initial Schedule 13D with the Securities and Exchange Commission on December 1, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2023

SIXTH STREET LENDING PARTNERS NOTE ISSUER, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TAO SUTTON HOLDINGS, LLC,
By: TAO Insurance Holdings, LLC, its managing member

By:	/s/ A. Michael Muscolino
Name: A. Michael Muscolino
Title: Managing Member

TAO INSURANCE HOLDINGS, LLC

By:	/s/ A. Michael Muscolino
Name: A. Michael Muscolino
Title: Managing Member

/s/ A. Michael Muscolino
A. Michael Muscolino

/s/ Joshua Peck
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman